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                               1997 ANNUAL REPORT










                                [CAPTEC LOGO]
                                     CAPTEC
                             NET LEASE REALTY, INC.

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            [Pictures of properties owned by Captec and leased to
                       operators of various businesses]
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       [Pictures of properties owned by Captec and leased to operators of various businesses]


                                  [CAPTEC LOGO]
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Captec Net Lease Realty, Inc. is one of the country's fastest-growing triple net lease real estate investment trusts focused on freestanding, national and regional branded restaurant and retail properties.


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Corporate Profile                                              [CAPTEC LOGO]
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A RECOGNIZED INDUSTRY LEADER

Captec Net Lease Realty, Inc. is one of the country's leading triple net lease real estate investment trusts (REIT) specializing in ownership, acquisition, development and financing of freestanding national and regional branded franchise and chain restaurant and specialty retail properties.

A UNIQUE, FULL-SERVICE APPROACH

Through our strategic relationship with Captec Financial Group, Captec Net Lease Realty is the only triple net lease REIT in its sector of the industry offering full service financing capabilities to operators, franchisees and developers.

ADDING VALUE THROUGH RELATIONSHIPS

Captec Net Lease Realty's long-term relationships with major restaurant operators and our strategic alliances with leading retailers and developers provides distinct competitive advantages and multi-faceted business opportunities.

CAPTEC'S SOLID 1997 PERFORMANCE STEMS FROM THE SUCCESSFUL EXECUTION OF OUR GROWTH STRATEGY

Our strategy for growth goes beyond merely acquiring properties. We add value in the acquisition process, significantly improving our total returns by:

- Providing total financing solutions to operators in the franchise and chain restaurant industry, and;
-   Forming strategic alliances with select developers of retail properties.




[GRAPHIC]


TOTAL REVENUE, PRO FORMA
(in thousands)

1996        $ 7,387
1997        $13,782

[GRAPHIC]

FUNDS FROM OPERATIONS,
PRO FORMA
(in thousands)

1996        $ 5,951
1997        $11,600

[GRAPHIC]

FUNDS FROM OPERATIONS PER SHARE,
PRO FORMA
(primary shares)

1996        $0.63
1997        $1.22

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Financial Highlights                                           [CAPTEC LOGO]
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SELECTED OPERATING DATA, PRO FORMA
For the years ended December 31
(amounts in thousands, except share data)

                                                                       1997       1996
                                                                    ---------   ---------
Total Revenue.....................................................    $13,782      $7,387
Net Income........................................................     10,013      $5,173
Net Income Per Share..............................................      $1.05       $0.54
Funds From Operations (FFO).......................................    $11,600      $5,951
FFO Per Share.....................................................      $1.22       $0.63
Weighted Average Shares Outstanding...............................  9,508,108   9,508,108

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SELECTED BALANCE SHEET INFORMATION
As of December 31

(amounts in thousands)
                                                                      1997         1996
                                                                    ---------   ---------
Properties Subject to Operating Leases, Net.......................   $151,492     $70,175
Total Investments.................................................   $166,953     $85,735
Total Assets......................................................   $181,702     $98,614
Notes Payable.....................................................    $42,746     $48,160
Total Liabilities.................................................    $46,896     $49,214
Redeemable Preferred Stock........................................         --     $49,399
Total Stockholders' Equity........................................   $134,806          $1
===========================================================================================

[GRAPHIC]

TOTAL INVESTMENTS
(in millions)


1995   $ 37.3
1996   $ 85.7
1997   $167.0


[GRAPHIC]

NUMBER OF PROPERTIES


1995    18
1996    63
1997   112


GROSS LEASABLE AREA
(GLA in thousands of square feet)

1995    88
1996   337
1997   708

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DEAR FELLOW SHAREHOLDERS:                                         [CAPTEC LOGO]
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It is a distinct pleasure to address you in this, our first Annual Report.
Although our tenure as a public company was for only a brief portion of 1997, much energy was devoted throughout the year to preparing Captec Net Lease Realty, Inc. for our initial public offering in mid-November. I am equally pleased to report growth in total investments of 95% for 1997 as well as a 95% increase in pro forma funds from operations per share.

         While Captec's growth last year outpaced many others in our industry, we did not spend a great deal of time comparing ourselves to the competition. Instead, we stayed focused on providing outstanding value and service to our customers--the restaurant operator, the retailer and the property developer--as reflected in our sizable portfolio expansion. Captec closed out 1997 with a portfolio of 112 properties valued at $153.4 million, a 117% increase from the end of 1996. At year-end 1997, restaurant properties comprised 71% of the total asset value of our portfolio. The balance consisted of 24 retail properties and 2 automobile dealerships.

         A key factor in Captec's success is our understanding of the industries we serve. In every case, we're focused exclusively on high quality properties with high quality tenants. We buy only branded real estate; that is, we buy real estate under national chain or franchise brand names which meets our stringent acquisition criteria, primarily in two markets:

- On the restaurant side, we have decades of experience and a superb track record in identifying attractive opportunities--on behalf of the customer, the company and our shareholders. At year-end 1997, we owned 86 restaurant properties leased to 39 operators of 23 distinct concepts, including Applebee's, Arby's and Denny's. To put the overall market scope in perspective, the top 100 restaurant chains in the U.S. occupy approximately $100 billion in real estate, with the largest player owning about 1% of this total. This fragmented competition and consolidation within the restaurant industry means opportunity for Captec.

- Similarly, on the retail side, many of the acquisitions we're involved in represent an investment grade or near-investment grade tenant, where we target small-to-medium sized freestanding properties. We owned 24 retail properties at the end of 1997, which were leased to 9 retailers, including Athlete's Foot, Blockbuster Video and Michaels Crafts. Captec will certainly be taking advantage of projected market growth in the retail industry, which accounts for roughly one-third of the U.S. Gross Domestic Product and where development of 770 million additional square feet of retail space is planned through the year 2000.

1997 SPADEWORK YIELDS KEY DEVELOPMENTS IN EARLY 1998

Captec's success in 1997 was evident well beyond our bottom line as we capitalized on several major strategies in the retail sector. Broadly speaking, we continue to benefit from the movement of many retailers to freestanding locations. Our principal strategy to acquire retail properties revolves around establishing alliances with developers who have been awarded select development contracts from targeted retail tenants. This expanding network of developers has become a tremendous resource for retail property acquisitions. In turn, in cases where we have the opportunity to win development contracts directly from the retailer, we use this network as a competitive advantage and reward our allied developers with the resulting development work.

Our efforts in 1997 have yielded the following tangible results earlier this year:

- In January 1998, we agreed to enter into a strategic alliance with Trammell Crow Company - one of the world's largest real estate service companies - for the ongoing development of freestanding properties which will be leased by Captec to retail chains nationwide. This further expands our network of high-quality developers. The first joint project undertaken with Trammell Crow will be the development of a Hollywood Video store in Denver, Colorado. We plan to jointly develop a minimum of $10 million in such projects in 1998.

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-    We also won our first direct tenant transaction with Sterling Jewelers. We will spearhead nationwide development of the Jared-The Galleria of Jewelry freestanding stores at the rate of about $15 million in property acquisitions annually. This is a pivotal agreement under which Captec will hand-pick developers from its network to develop stores which Captec will own and lease to Sterling.

         An increasingly significant portion of the growth within Captec's retail portfolio will be driven by such alliances, which add value for our shareholders by enabling Captec to participate in development profit (typically in the form of a discounted purchase price), without the attendant risks and costs typically associated with property development.

GROWTH OPPORTUNITY: AUTOMOBILE DEALERSHIP PROPERTIES

Also during 1997, we completed our first acquisition of an automobile dealership property, a principal new growth area for the company. At the end of the year, we owned 2 automobile dealership properties, operating under the BMW and Nissan brands. We began to penetrate this market in earnest in early 1998 and expect to see a number of additions to our automobile dealership portfolio throughout the remainder of this year.

         Two aspects of the automobile dealership market are particularly favorable to the company and have excellent tie-ins to our other two target markets. First, the retail automobile business is part of the overall U.S. retail industry, a market we understand extremely well. Second, automobile dealerships are franchised businesses, and financing franchisees is an area in which we have an exceptional track record and an established reputation. The opportunity to leverage our knowledge of the franchise and retail business is a major reason why we are excited about entering this market, which is undergoing rapid change and consolidation.

         We believe the franchised automobile dealership business model is undergoing fundamental change, similar in many ways to changes we experienced in the restaurant industry nearly a decade ago. In many respects, automobile dealerships represent a much larger business opportunity for us; there are fewer total locations but significantly greater property value. In fact, automobile dealerships are the largest segment of the franchise industry and one of the largest segments of the retail industry in gross sales dollars.

LEVERAGING CURRENT PLATFORMS TO ACHIEVE FUTURE RESULTS

The sound infrastructure we've built over the last several years allows us to capitalize on the trends we've identified and the momentum and operating leverage we've established. Our principal focus in 1998 is to execute the company's growth strategy, which should enhance our results in several areas:

- New restaurant and retail property acquisitions and other sources of income that we are developing specifically in our relationships with our developer partners--which will directly contribute to revenue, cash flow and FFO, and;
- Cash flow from our contractual rent increases based solely on those properties currently in our portfolio;
- Auto dealership acquisitions--a new market representing significant opportunities.

         Even as we expand, our present infrastructure should be sufficient to support projected 1998 revenue and portfolio growth, with only marginal, incremental increases in certain fee-based expenses which are linked to the company's revenue or asset size. As revenues grow, we plan to hold the line on the expense side of our business. By forming strategic alliances with other real estate developers and service companies, we can accomplish more with fewer people. Further, our fixed general and administrative costs are subject to decreases as a percentage of revenues.

         In addition, as a result of our initial public offering, Captec's larger balance sheet allows us to better keep pace with our own ability to execute acquisitions and add to our pipeline of pending transactions. While

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                                                                  [CAPTEC LOGO]
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[Photo of executive officers of Captec]

W. Ross Martin             Patrick L. Beach        Ronald T. Max
Executive Vice President,  Chairman, President     Vice President
Chief Financial Officer    and Chief Executive     and Chief Investment
and Treasurer              Officer                 Officer

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most of our previous business activity has been attributable to the relationships we've established over our many years of financing chain restaurant operators and retail developers, we expect to see an increasing number of transactions result from our heightened profile as a public company.

                At the beginning of 1998, the value of properties in Captec's acquisition pipeline stood at approximately $100 million. During the rest of this year, we foresee an acceleration in our pace of acquisitions, leading to ongoing pipeline expansion, net of closed transactions. Significantly enhancing our aggressive acquisition strategy is our new $175 million unsecured credit facility, closed in February 1998, which provides us with substantial capital resources at reduced costs.

AN ORGANIZATION POSITIONED FOR SUBSTANTIAL GROWTH

The net lease sector of the REIT industry owns just a small percentage of the available marketplace, with much of that ownership concentrated in restaurant properties. We believe Captec is positioned to acquire a larger share of this total base. Furthermore, the opportunity in restaurant properties closely parallels that of retail, where there is a major opportunity for REITs to own much more of the current industry base. We find it compelling that there are far more of the asset types which we seek to acquire in third-party hands than in REIT portfolios.

                Captec is also positioned to acquire a greater number of properties currently held by developers and other owners because of their heightened need to obtain capital in the event of an economic slowdown. Many other non-REIT entities, ranging from individual trusts to pension plans, own restaurant and retail locations but would likely rather own real estate securities, instead of real estate on a direct basis. Captec is well-positioned to help these entities convert their real property holdings to cash or securities.

BUILDING VALUE THROUGH LONG-TERM RELATIONSHIPS

We realize that many in the real estate industry operate in a "transaction" mode. Captec attempts to look beyond the transaction itself toward the added value of our commitment. We actively seek to establish and maintain long-term relationships with our customers. We think this is the best place to invest our capital--namely our people, time and money. Our total solutions approach--the product that comes out of our relationships--is enhanced by the external resources and the additional capabilities we can access through our affiliated entities.

         We believe the foundation of the company's success lies in exceeding customers' expectations and helping them build their businesses, leading to strong, lasting relationships and additional rewards. The value of this approach is reflected in our rapid growth, our high volume of pending acquisitions and the strength of our bottom line--trends which we expect to continue. As a newly public company, we're equally committed to delivering value to our shareholders. With your continued support, we are convinced that the future holds exciting new opportunities during 1998 and beyond.

                                 /s/ Patrick L. Beach

                                 Patrick L. Beach
                                 Chairman, President and Chief Executive Officer


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BOARD OF DIRECTORS

PATRICK L. BEACH
Chairman
President and Chief Executive Officer,
Captec Net Lease Realty, Inc.

W. ROSS MARTIN
Director
Executive Vice President,
Chief Financial Officer and Treasurer,
Captec Net Lease Realty, Inc.

H. REID SHERARD
Director
Sr. Vice President of Sales and Marketing
Captec Financial Group, Inc.
(real estate finance)

LEE C. HOWLEY, JR.
Director
President, Howley Company
(real estate development)

RICHARD J. PETERS
Director
President, R.J. Peters & Company
Former Chief Financial Officer, Penske Corporation and
Former Chief Executive Officer, Penske Motorsports, Inc.
(automotive service and truck leasing)

CREED L. FORD, III
Director
Chief Executive Officer, Kona Restaurant Group
Former Chief Operating Officer, Brinker International
(franchise and chain restaurants)

WILLIAM H. KRUL, II
Director
President, Miller-Valentine Construction, Inc.
(real estate development)

DIVIDEND
The Company's current dividend policy is $1.50 per year per common share payable quarterly to shareholders of record.

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

INDEPENDENT AUDITOR
Coopers & Lybrand LLP
Detroit, Michigan

LEGAL COUNSEL
Baker & Hostetler LLP
Cleveland, Ohio

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Friday, May 8, 1998 at 10:00 a.m. Eastern Time at:
The Ritz-Carlton Dearborn
300 Town Center Drive
Dearborn, Michigan

STOCK INFORMATION
Captec Net Lease Realty, Inc. is currently listed on the NASDAQ National Market System under the symbol "CRRR."

SHAREHOLDER AND INVESTOR CONTACT
W. Ross Martin
Executive Vice President and Chief Financial Officer
Captec Net Lease Realty, Inc.
24 Frank Lloyd Wright Drive
Lobby L, 4th Floor
P.O. Box 544
Ann Arbor, Michigan 48106-0544
Phone (734) 994-5505
Fax (734) 994-1376

WEB SITE
http://www.captec.com

SAFE HARBOR STATEMENT
This Annual Report contains certain "forward-looking statements" which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance and the Company's operations, performance, financial condition, plans, growth and strategies. Any statements contained in this Annual Report which are not statements of historical fact may be deemed to be forward-looking. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors many of which are beyond the control of the Company.

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                                  [CAPTEC LOGO]

                           24 Frank Lloyd Wright Drive
                               Lobby L, 4th Floor
                                  P.O. Box 544
                         Ann Arbor, Michigan 48106-0544


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      The Company's Form 10-K, filed with the Securities and Exchange
Commission on March 31, 1998, is incorporated herein by reference.